

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

December 19, 2008

Ms. Lori A. Walker
The Valspar Corporation
1101 Third Street South
Minneapolis, Minnesota 55415

>   **RE: The Valspar Corporation**
>   **Form 10-K for the fiscal year ended October 26, 2007**
>   **Filed December 21, 2007**
>   **File #1-3011**

Dear Ms. Walker:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief